EXHIBIT 4.2


                     EXCERPTS FROM ARTICLES OF INCORPORATION
                                       OF
                                  SECURAC CORP.
         (AS IN EFFECT THROUGH AMENDMENTS FILED AS OF JANUARY 14, 2004)


"FOURTH. The Corporation shall be authorized to issue 200,000,000 shares of capital stock, all of which shares shall be shares of Common Stock, $0.01 par value ("Common Stock"). The Corporation from time to time for such consideration as may be fixed by the Board of Directors may issue said common shares."


"NINTH. Section 78.265 of the Nevada Revised Statutes shall not apply to the Corporation or its shareholders, it being the intent that the shareholders of the Corporation not be entitled by virtue of that statute to preemptive rights to acquire shares of the Corporation or securities exercisable for or convertible into shares of the Corporation."